doodeo

Home of all **entertainers**



Meet Joe

Joe works day and night to promote himself, **wishing to get more recognized and land more gigs.**



AGE
31
LOCATION
Los Angeles, CA.
CHILDREN:
1
MARTIAL STATUS:
Married

The way Joe **promotes himself and finds gigs today.**


5%
Gigsalad
$59.99
LinkedIn
5%
Gigmasters
OPPORTUNITIES
PROMOTING
NETWORKING
2.5 hours
Reddit
3 hours
Craigslist

Millions are like Joe,
and Doodeo is here to innovate the process.


NETWORKING
PROMOTING
OPPORTUNITIES

By providing Joe:

- Professional profile page
- Analytical page
- Gigs page
- Discover page


Dashboard
Invite Your Friends
SarahRo.
Recipe Maker / Food Photographer
Award Winning Music Company Seeks Bright Versatile Colleagues!

Our AI discovers all gigs posted on other platforms globally and **automatically posts them on Doodeo.**



Then...something happened.

COVID hit, separated people, and turned off the whole physical presence for gigs.

Live streaming grew by

34%.

We saw an opportunity and started building a live streaming functionality.

Helping our users make money from the comfort of their homes by **giving them two options for now:**



Create a Public Livestream session with a donation button

OR



Private room protected by a password where he can charge a private online group an hourly fee.

Disrupting to **change lives.**


$59.99
LinkedIn
5%
Gigsalad
OPPORTUNITIES
5%
Gigmasters
PROMOTING
NETWORKING
2.5 hours
Reddit
3 hours
Craigslist

to


NETWORKING
PROMOTING
OPPORTUNITIES

111% average growth
week-over-week


2100
2000
1900
1800
1700
1600
1500
1400
NEW ACCOUNT GROWTH
Apr 5 2020
Apr 19 2020
May 3 2020
May 17 2020
May 31 2020
Jun 14 2020
Jun 27 2020

Source: Google Analytics and Doodeo Admin panel

Revenue streams.

Now

Paid subscription - $16.99/month

Gigs notifications, Profile visibility boost, verified accounts, additional hosting space, data, and many more functionalities that will help the user to build a better profile and enhance their career.

Ads

Offering clients a niche market that they can not target else where.

Coming soon

Gig fees

Live streaming fees

Future

Patrons fees

Instructors fees

Organizations fees

Market Size.

Market share

No main shareholder

USA market size $40.7B

Target market USA,
then Global at later stage

USA, yearly growth industry 2.4%,

that's almost
USD 1B per year

Value of **connecting.**

WORK	REST	WATCH	PASSION
LinkedIn	facebook	YouTube	doodeo
$29.5BN	$508BN	$75BN	Opportunity

Projected **revenue forecast.**

2022	2023	2024
$14,922,646	$29,538,616	$47,240,485

Disclaimer: These are forward-looking projections that cannot be guaranteed.

DOODEO


Four Others
Music Band
AlexG
Mime
Los Angeles, USA
Support
Rony Hage
Doodeo
Los Angeles, USA
5.0
Support
23 Love
Comment

The LinkedIn for entertainers

- Global market expected to reach a value of nearly $314.29 billion by 2022.
- Advisors from Google, Amazon, Facebook, and Microsoft.

To invest, visit https://wefunder.com/doodeo

The **team.**

RONY HAGE
FOUNDER / CEO

9 years media guru handling +$700M ad revenue, and leading a startup mentioned by Forbes.

GERLANDO P. JUNIOR
HEAD OF GROWTH

Previously head of Growth at JivoChat in Brazil, took the app from 0 to $16M in yearly revenue.

VIJENDRA YADAV
HEAD OF ENGINEERING

Vijendra's vast startup expertise and passion for connecting people in digital spaces make him a master of social media tech.

AYUSH KUMAR
WED DEVELOPER

VERONIKA SABIR
MARKETING MANAGER

The **advisors.**

EVAN LUTHRA
EXECUTIVE ADVISOR - GROWTH

Serial entrepreneur, blockchain advisor, and investor speaker at Google and Tedx.

6 EXITS

IRENE CHUNG
EXECUTIVE ADVISOR - TECHNICAL

Building teams to launch cool things that matter for Google, Netflix, Amazon, and IBM. Advised over 30 startups internationally. Delivered conference talks from engineering excellence to design thinking.

Google NETFLIX amazon

Thank you **for your time!**

Doodeo Inc. (a Delaware Corporation)

Email: Rony.hage@doodeo.com


Sally Mendoza
Disc Jockey
Nellie Fletcher
Musician
Michael Schmidt
Dancer